Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company ANNUAL GENERAL STOCKHOLDERS’ MEETING FINAL DETAILED VOTING MAP According to Instruction No. 481/09 of the Brazilian Securities and Exchange Commission (CVM), it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in person on the matters submitted for the resolution of the Annual General Stockholders’ Meeting held on April 24, 2019, at 11 a.m., of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer’s Registry (CPF) or of the Corporate Taxpayer’s Registry (CNPJ) of the stockholder, the stockholding position and the votes cast. Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 22.420.XXX/XXXX-XX 207,000 0 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 17,243 17,243 17,243 17,243 17,243 17,243 17,243 17,243 17,243 17,243 17,243 Abs. Yes - - Ap. Ap. - Rej. Ap. 07.496.XXX/XXXX-XX 1,870,959 16,854,817 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 08.571.XXX/XXXX-XX 107,550 318,000 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 09.116.XXX/XXXX-XX 346,350 1,240,550 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 08.857.XXX/XXXX-XX 494,503 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 14.809.XXX/XXXX-XX 2,500 25,336 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 14.713.XXX/XXXX-XX 595,915 8,952,674 Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 22.420.XXX/XXXX-XX 1,484,100 0 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 123,626 123,626 123,626 123,626 123,626 123,626 123,626 123,626 123,626 123,626 123,626 Abs. Yes - - Ap. Ap. - Rej. Ap. 21.394.XXX/XXXX-XX 5,550 0 Ap. Ap. Ap. No Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 05.479.XXX/XXXX-XX 101,313 16,108,738 Ap. Ap. Ap. No Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes - 9,209 9,209 9,209 9,209 9,209 9,209 9,209 9,209 9,209 9,209 No Yes No Yes Ap. Ap. Ap. Ap. Ap. 17.891.XXX/XXXX-XX 12,450 113,774 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 19.279.XXX/XXXX-XX 127,950 429,900 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 21.265.XXX/XXXX-XX 6,393 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 05.964.XXX/XXXX-XX 25,482 54,000 Ap. Ap. Ap. Yes Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - Yes Yes Yes Yes Abs. Abs. Ap. Abs. Ap. 10.798.XXX/XXXX-XX 3,595 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 19.260.XXX/XXXX-XX 407,000 186,000 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 05.987.XXX/XXXX-XX 26,550 7,800 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 27.714.XXX/XXXX-XX 419,005 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap. 24.158.XXX/XXXX-XX 4,080 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 11.261.XXX/XXXX-XX 2,269,500 6,711,450 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 25.454.XXX/XXXX-XX 228,400 0 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 19,026 19,026 19,026 19,026 19,026 19,026 19,026 19,026 19,026 19,026 19,026 Abs. Yes - - Ap. Ap. - Rej. Ap. 21.273.XXX/XXXX-XX 24,198 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 07.140.XXX/XXXX-XX 3,795 27,144 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - No No No No Ap. Ap. Ap. Ap. Ap. 05.839.XXX/XXXX-XX 5,175 84,207 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 431 431 431 431 431 431 431 431 431 431 431 No No Abs. No Ap. Ap. Ap. Abs. Ap. 23.318.XXX/XXXX-XX 33,807 0 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 2,816 2,816 2,816 2,816 2,816 2,816 2,816 2,816 2,816 2,816 2,816 Abs. Yes - - Ap. Ap. - Rej. Ap. 11.274.XXX/XXXX-XX 221,310 115,450 Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 29.264.XXX/XXXX-XX 179,262 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 30.373.XXX/XXXX-XX 264,150 930,550 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 05.840.XXX/XXXX-XX 619,039 4,269,308 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 32.106.XXX/XXXX-XX 4,300 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 13.066.XXX/XXXX-XX 1,231,573 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 102,590 102,590 102,590 102,590 102,590 102,590 102,590 102,590 102,590 102,590 102,590 No No - - Ap. Ap. - Abs. Ap. 08.869.XXX/XXXX-XX 71,355 272,400 Ap. Ap. Rej. No Ap. Ap. Ap. Abs. Abs. Ap. Abs. Ap. Ap. Ap. Ap. Yes 5,951 5,951 5,944 5,944 5,951 5,944 5,951 5,944 5,944 5,944 5,944 - - No No Ap. Ap. Abs. Ap. Ap. 61.532.XXX/XXXX-XX 1,943,906,577 169,323 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 13.834.XXX/XXXX-XX 39,900 653,650 Ap. Ap. Ap. Abs. Rej. Rej. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - No Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 13.962.XXX/XXXX-XX 340,600 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 28,372 28,372 28,372 28,372 28,372 28,372 28,372 28,406 28,406 28,406 28,406 - - - - Ap. Ap. - Ap. Ap. 14.507.XXX/XXXX-XX 94,800 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 7,897 7,897 7,897 7,897 7,897 7,897 7,897 7,906 7,906 7,906 7,906 - - - - Ap. Ap. - Ap. Ap. 12.567.XXX/XXXX-XX 238,803 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 02.867.XXX/XXXX-XX 3,053,500 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 254,357 254,357 254,357 254,357 254,357 254,357 254,357 254,662 254,662 254,662 254,662 - - - - Ap. Ap. - Ap. Ap. 11.865.XXX/XXXX-XX 4,350 900 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 362 362 362 362 362 362 362 363 363 363 363 - - Abs. Abs. Ap. Ap. Ap. Ap. Ap. 14.623.XXX/XXXX-XX 43,400 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Abs. Ap. 16.947.XXX/XXXX-XX 180,145 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap. 27.277.XXX/XXXX-XX 1,150 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 11.052.XXX/XXXX-XX 39,700 30,700 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 08.973.XXX/XXXX-XX 133,253 1,591,448 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 10.418.XXX/XXXX-XX 109,339 1,328,559 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 04.676.XXX/XXXX-XX 2,564,084,404 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap. 52.041.XXX/XXXX-XX 24,312,819 8,033,935 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 181.74X.XXX-XX 67,054 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap. 59.573.XXX/XXXX-XX 12,266,374 1,503,043 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 61.544.XXX/XXXX-XX 8,863,879 10,254 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. Página 1 de 15Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company ANNUAL GENERAL STOCKHOLDERS’ MEETING FINAL DETAILED VOTING MAP According to Instruction No. 481/09 of the Brazilian Securities and Exchange Commission (CVM), it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in person on the matters submitted for the resolution of the Annual General Stockholders’ Meeting held on April 24, 2019, at 11 a.m., of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer’s Registry (CPF) or of the Corporate Taxpayer’s Registry (CNPJ) of the stockholder, the stockholding position and the votes cast. Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 22.420.XXX/XXXX-XX 207,000 0 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 17,243 17,243 17,243 17,243 17,243 17,243 17,243 17,243 17,243 17,243 17,243 Abs. Yes - - Ap. Ap. - Rej. Ap. 07.496.XXX/XXXX-XX 1,870,959 16,854,817 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 08.571.XXX/XXXX-XX 107,550 318,000 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 09.116.XXX/XXXX-XX 346,350 1,240,550 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 08.857.XXX/XXXX-XX 494,503 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 14.809.XXX/XXXX-XX 2,500 25,336 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 14.713.XXX/XXXX-XX 595,915 8,952,674 Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 22.420.XXX/XXXX-XX 1,484,100 0 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 123,626 123,626 123,626 123,626 123,626 123,626 123,626 123,626 123,626 123,626 123,626 Abs. Yes - - Ap. Ap. - Rej. Ap. 21.394.XXX/XXXX-XX 5,550 0 Ap. Ap. Ap. No Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 05.479.XXX/XXXX-XX 101,313 16,108,738 Ap. Ap. Ap. No Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes - 9,209 9,209 9,209 9,209 9,209 9,209 9,209 9,209 9,209 9,209 No Yes No Yes Ap. Ap. Ap. Ap. Ap. 17.891.XXX/XXXX-XX 12,450 113,774 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 19.279.XXX/XXXX-XX 127,950 429,900 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 21.265.XXX/XXXX-XX 6,393 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 05.964.XXX/XXXX-XX 25,482 54,000 Ap. Ap. Ap. Yes Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - Yes Yes Yes Yes Abs. Abs. Ap. Abs. Ap. 10.798.XXX/XXXX-XX 3,595 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 19.260.XXX/XXXX-XX 407,000 186,000 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 05.987.XXX/XXXX-XX 26,550 7,800 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 27.714.XXX/XXXX-XX 419,005 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap. 24.158.XXX/XXXX-XX 4,080 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 11.261.XXX/XXXX-XX 2,269,500 6,711,450 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 25.454.XXX/XXXX-XX 228,400 0 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 19,026 19,026 19,026 19,026 19,026 19,026 19,026 19,026 19,026 19,026 19,026 Abs. Yes - - Ap. Ap. - Rej. Ap. 21.273.XXX/XXXX-XX 24,198 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 07.140.XXX/XXXX-XX 3,795 27,144 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - No No No No Ap. Ap. Ap. Ap. Ap. 05.839.XXX/XXXX-XX 5,175 84,207 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 431 431 431 431 431 431 431 431 431 431 431 No No Abs. No Ap. Ap. Ap. Abs. Ap. 23.318.XXX/XXXX-XX 33,807 0 Ap. Ap. Ap. Yes Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 2,816 2,816 2,816 2,816 2,816 2,816 2,816 2,816 2,816 2,816 2,816 Abs. Yes - - Ap. Ap. - Rej. Ap. 11.274.XXX/XXXX-XX 221,310 115,450 Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 29.264.XXX/XXXX-XX 179,262 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 30.373.XXX/XXXX-XX 264,150 930,550 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 05.840.XXX/XXXX-XX 619,039 4,269,308 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 32.106.XXX/XXXX-XX 4,300 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 13.066.XXX/XXXX-XX 1,231,573 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 102,590 102,590 102,590 102,590 102,590 102,590 102,590 102,590 102,590 102,590 102,590 No No - - Ap. Ap. - Abs. Ap. 08.869.XXX/XXXX-XX 71,355 272,400 Ap. Ap. Rej. No Ap. Ap. Ap. Abs. Abs. Ap. Abs. Ap. Ap. Ap. Ap. Yes 5,951 5,951 5,944 5,944 5,951 5,944 5,951 5,944 5,944 5,944 5,944 - - No No Ap. Ap. Abs. Ap. Ap. 61.532.XXX/XXXX-XX 1,943,906,577 169,323 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 13.834.XXX/XXXX-XX 39,900 653,650 Ap. Ap. Ap. Abs. Rej. Rej. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. Abs. - - - - - - - - - - - No Yes Abs. Yes Ap. Ap. Ap. Ap. Ap. 13.962.XXX/XXXX-XX 340,600 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 28,372 28,372 28,372 28,372 28,372 28,372 28,372 28,406 28,406 28,406 28,406 - - - - Ap. Ap. - Ap. Ap. 14.507.XXX/XXXX-XX 94,800 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 7,897 7,897 7,897 7,897 7,897 7,897 7,897 7,906 7,906 7,906 7,906 - - - - Ap. Ap. - Ap. Ap. 12.567.XXX/XXXX-XX 238,803 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 02.867.XXX/XXXX-XX 3,053,500 0 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 254,357 254,357 254,357 254,357 254,357 254,357 254,357 254,662 254,662 254,662 254,662 - - - - Ap. Ap. - Ap. Ap. 11.865.XXX/XXXX-XX 4,350 900 Ap. Ap. Ap. No Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Yes 362 362 362 362 362 362 362 363 363 363 363 - - Abs. Abs. Ap. Ap. Ap. Ap. Ap. 14.623.XXX/XXXX-XX 43,400 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Abs. Ap. 16.947.XXX/XXXX-XX 180,145 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap. 27.277.XXX/XXXX-XX 1,150 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes - - Ap. Ap. - Ap. Ap. 11.052.XXX/XXXX-XX 39,700 30,700 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 08.973.XXX/XXXX-XX 133,253 1,591,448 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 10.418.XXX/XXXX-XX 109,339 1,328,559 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 04.676.XXX/XXXX-XX 2,564,084,404 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap. 52.041.XXX/XXXX-XX 24,312,819 8,033,935 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 181.74X.XXX-XX 67,054 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Ap. Ap. 59.573.XXX/XXXX-XX 12,266,374 1,503,043 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 61.544.XXX/XXXX-XX 8,863,879 10,254 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. Página 1 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 14.686.XXX/XXXX-XX 199,550 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Abs. Ap. 14.623.XXX/XXXX-XX 5,502,967 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Abs. Ap. 05.775.XXX/XXXX-XX 1,300 15,256 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 192.59X.XXX-XX 21 21 Rej. Rej. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 02.138.XXX/XXXX-XX 36,024 27,868 Abs. Abs. Abs. - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - - - - - - Abs. Abs. Abs. Abs. Abs. 19.349.XXX/XXXX-XX 33,541 314,731 Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Yes Yes Ap. Ap. Ap. Ap. Ap. 12.219.XXX/XXXX-XX 181,939 893,063 Abs. Ap. Ap. Yes Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. 033.06X.XXX-XX 100 0 Abs. Abs. Abs. - Ap. Rej. Rej. Abs. Rej. Abs. Abs. Abs. Ap. Rej. Abs. - - - - - - - - - - - - - - - - Abs. Abs. - Abs. Rej. 05.838.XXX/XXXX-XX 0 457,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.838.XXX/XXXX-XX 0 26,358,596 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.838.XXX/XXXX-XX 0 4,008,187 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 378,940 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 202,663 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 3,313 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 1,441,236 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 636,837 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 213,855 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 9,413 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 480,041 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.247.XXX/XXXX-XX 0 184,740 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 5,700,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.237.XXX/XXXX-XX 0 510,597 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.516.XXX/XXXX-XX 0 246,689 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.647.XXX/XXXX-XX 0 27,449 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.760.XXX/XXXX-XX 0 55,233 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.516.XXX/XXXX-XX 0 780,730 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.622.XXX/XXXX-XX 0 20,379,298 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.889.XXX/XXXX-XX 0 141,969 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 08.061.XXX/XXXX-XX 0 65,421 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 08.336.XXX/XXXX-XX 0 2,490,938 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 08.295.XXX/XXXX-XX 0 100,142,947 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.311.XXX/XXXX-XX 0 2,212,079 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.834.XXX/XXXX-XX 0 867,658 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.729.XXX/XXXX-XX 0 202,649 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.782.XXX/XXXX-XX 0 24,175 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 15.305.XXX/XXXX-XX 0 50,298 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 18.497.XXX/XXXX-XX 0 30,633 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.725.XXX/XXXX-XX 0 207,441 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 14.204.XXX/XXXX-XX 0 187,928 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 14.494.XXX/XXXX-XX 0 65,640 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.357.XXX/XXXX-XX 0 727,135 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 20.270.XXX/XXXX-XX 0 302,355 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 20.447.XXX/XXXX-XX 0 42,986 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 21.469.XXX/XXXX-XX 0 67,554 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 23.041.XXX/XXXX-XX 0 181,406 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 27.074.XXX/XXXX-XX 0 20,395 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 12.055.XXX/XXXX-XX 0 683,576 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 09.089.XXX/XXXX-XX 0 360,056 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 09.620.XXX/XXXX-XX 0 731,232 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.184.XXX/XXXX-XX 0 31,579,979 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 10.512.XXX/XXXX-XX 0 11,532,425 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 12.151.XXX/XXXX-XX 0 35,423 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.834.XXX/XXXX-XX 0 871,295 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 15.078.XXX/XXXX-XX 0 273,534 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 16.839.XXX/XXXX-XX 0 120,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 16.947.XXX/XXXX-XX 0 2,844,690 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 17.021.XXX/XXXX-XX 0 451,756 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 17.161.XXX/XXXX-XX 0 397,425 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 17.647.XXX/XXXX-XX 0 427,096 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 16.947.XXX/XXXX-XX 0 48,068,382 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - Página 2 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 14.686.XXX/XXXX-XX 199,550 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Abs. Ap. 14.623.XXX/XXXX-XX 5,502,967 0 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. - Abs. Ap. 05.775.XXX/XXXX-XX 1,300 15,256 Ap. Ap. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 192.59X.XXX-XX 21 21 Rej. Rej. Ap. - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. - - - - - - - - - - - - - - - - Ap. Ap. Ap. Ap. Ap. 02.138.XXX/XXXX-XX 36,024 27,868 Abs. Abs. Abs. - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - - - - - - Abs. Abs. Abs. Abs. Abs. 19.349.XXX/XXXX-XX 33,541 314,731 Abs. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. - - - - - - - - - - - Abs. Yes Yes Yes Ap. Ap. Ap. Ap. Ap. 12.219.XXX/XXXX-XX 181,939 893,063 Abs. Ap. Ap. Yes Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. - - - - - - - - - - - Yes Yes Yes Yes Ap. Ap. Ap. Ap. Ap. 033.06X.XXX-XX 100 0 Abs. Abs. Abs. - Ap. Rej. Rej. Abs. Rej. Abs. Abs. Abs. Ap. Rej. Abs. - - - - - - - - - - - - - - - - Abs. Abs. - Abs. Rej. 05.838.XXX/XXXX-XX 0 457,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.838.XXX/XXXX-XX 0 26,358,596 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.838.XXX/XXXX-XX 0 4,008,187 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 378,940 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 202,663 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 3,313 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 1,441,236 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 636,837 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 213,855 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 9,413 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 480,041 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.247.XXX/XXXX-XX 0 184,740 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 5,700,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.237.XXX/XXXX-XX 0 510,597 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.516.XXX/XXXX-XX 0 246,689 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.647.XXX/XXXX-XX 0 27,449 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.760.XXX/XXXX-XX 0 55,233 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.516.XXX/XXXX-XX 0 780,730 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.622.XXX/XXXX-XX 0 20,379,298 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 07.889.XXX/XXXX-XX 0 141,969 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 08.061.XXX/XXXX-XX 0 65,421 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 08.336.XXX/XXXX-XX 0 2,490,938 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 08.295.XXX/XXXX-XX 0 100,142,947 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.311.XXX/XXXX-XX 0 2,212,079 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.834.XXX/XXXX-XX 0 867,658 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.729.XXX/XXXX-XX 0 202,649 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.782.XXX/XXXX-XX 0 24,175 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 15.305.XXX/XXXX-XX 0 50,298 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 18.497.XXX/XXXX-XX 0 30,633 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.725.XXX/XXXX-XX 0 207,441 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 14.204.XXX/XXXX-XX 0 187,928 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 14.494.XXX/XXXX-XX 0 65,640 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.357.XXX/XXXX-XX 0 727,135 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 20.270.XXX/XXXX-XX 0 302,355 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 20.447.XXX/XXXX-XX 0 42,986 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 21.469.XXX/XXXX-XX 0 67,554 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 23.041.XXX/XXXX-XX 0 181,406 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 27.074.XXX/XXXX-XX 0 20,395 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 12.055.XXX/XXXX-XX 0 683,576 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 09.089.XXX/XXXX-XX 0 360,056 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 09.620.XXX/XXXX-XX 0 731,232 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.184.XXX/XXXX-XX 0 31,579,979 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 10.512.XXX/XXXX-XX 0 11,532,425 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 12.151.XXX/XXXX-XX 0 35,423 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.834.XXX/XXXX-XX 0 871,295 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 15.078.XXX/XXXX-XX 0 273,534 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 16.839.XXX/XXXX-XX 0 120,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 16.947.XXX/XXXX-XX 0 2,844,690 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 17.021.XXX/XXXX-XX 0 451,756 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 17.161.XXX/XXXX-XX 0 397,425 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 17.647.XXX/XXXX-XX 0 427,096 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 16.947.XXX/XXXX-XX 0 48,068,382 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - Página 2 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 18.497.XXX/XXXX-XX 0 51,469 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 18.214.XXX/XXXX-XX 0 169,819 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 19.410.XXX/XXXX-XX 0 9,963 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 17.858.XXX/XXXX-XX 0 645,544 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 24.849.XXX/XXXX-XX 0 435,255 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 26.755.XXX/XXXX-XX 0 252,801 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 24.676.XXX/XXXX-XX 0 505,610 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 09.066.XXX/XXXX-XX 0 842,507 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 08.625.XXX/XXXX-XX 0 1,198,960 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 14.572.XXX/XXXX-XX 0 423,695 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 09.163.XXX/XXXX-XX 0 5,000,210 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.429.XXX/XXXX-XX 0 198,437 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 18.497.XXX/XXXX-XX 0 22,971 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 10.364.XXX/XXXX-XX 0 1,100,957 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 10.596.XXX/XXXX-XX 0 29,307 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.350.XXX/XXXX-XX 0 29,169 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.168.XXX/XXXX-XX 0 2,281,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 14.672.XXX/XXXX-XX 0 19,833 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 15.421.XXX/XXXX-XX 0 201,329 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 16.816.XXX/XXXX-XX 0 1,168,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 23.525.XXX/XXXX-XX 0 349,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 20.105.XXX/XXXX-XX 0 180,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.973.XXX/XXXX-XX 0 399,227 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 20.270.XXX/XXXX-XX 0 252,451 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 28.038.XXX/XXXX-XX 0 174,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 27.084.XXX/XXXX-XX 0 9,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 27.778.XXX/XXXX-XX 0 450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 10.700.XXX/XXXX-XX 0 13,097 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 19.947.XXX/XXXX-XX 0 84,536 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 29.054.XXX/XXXX-XX 0 154,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 30.254.XXX/XXXX-XX 0 215,475 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 28.734.XXX/XXXX-XX 0 11,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 31.477.XXX/XXXX-XX 0 800,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes No - - Ap. - - 24.935.XXX/XXXX-XX 0 23,124 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 27.714.XXX/XXXX-XX 0 20,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 31.502.XXX/XXXX-XX 0 1,984,585 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.479.XXX/XXXX-XX 0 5,158,715 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.838.XXX/XXXX-XX 0 136,672 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.838.XXX/XXXX-XX 0 127,479,751 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 600,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 889,997 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 1,606,803 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 586,571 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 06.239.XXX/XXXX-XX 0 1,430,288 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 537,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 06.046.XXX/XXXX-XX 0 69,883 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 11,516,552 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 55,718 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 990,590 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 5,055,213 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 3,280,894 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.539.XXX/XXXX-XX 0 59,735 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.263.XXX/XXXX-XX 0 85,891 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.515.XXX/XXXX-XX 0 67,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 11.847.XXX/XXXX-XX 0 1,902,159 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 12.068.XXX/XXXX-XX 0 2,055,553 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 13.429.XXX/XXXX-XX 0 218,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 13.022.XXX/XXXX-XX 0 27,277 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 13.362.XXX/XXXX-XX 0 437,443 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 44,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - Página 3 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 18.497.XXX/XXXX-XX 0 51,469 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 18.214.XXX/XXXX-XX 0 169,819 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 19.410.XXX/XXXX-XX 0 9,963 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 17.858.XXX/XXXX-XX 0 645,544 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 24.849.XXX/XXXX-XX 0 435,255 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 26.755.XXX/XXXX-XX 0 252,801 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 24.676.XXX/XXXX-XX 0 505,610 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 09.066.XXX/XXXX-XX 0 842,507 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 08.625.XXX/XXXX-XX 0 1,198,960 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 14.572.XXX/XXXX-XX 0 423,695 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 09.163.XXX/XXXX-XX 0 5,000,210 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.429.XXX/XXXX-XX 0 198,437 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 18.497.XXX/XXXX-XX 0 22,971 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 10.364.XXX/XXXX-XX 0 1,100,957 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 10.596.XXX/XXXX-XX 0 29,307 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 11.350.XXX/XXXX-XX 0 29,169 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.168.XXX/XXXX-XX 0 2,281,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 14.672.XXX/XXXX-XX 0 19,833 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 15.421.XXX/XXXX-XX 0 201,329 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 16.816.XXX/XXXX-XX 0 1,168,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 23.525.XXX/XXXX-XX 0 349,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 20.105.XXX/XXXX-XX 0 180,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 13.973.XXX/XXXX-XX 0 399,227 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 20.270.XXX/XXXX-XX 0 252,451 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 28.038.XXX/XXXX-XX 0 174,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 27.084.XXX/XXXX-XX 0 9,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 27.778.XXX/XXXX-XX 0 450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 10.700.XXX/XXXX-XX 0 13,097 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 19.947.XXX/XXXX-XX 0 84,536 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 29.054.XXX/XXXX-XX 0 154,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 30.254.XXX/XXXX-XX 0 215,475 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 28.734.XXX/XXXX-XX 0 11,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 31.477.XXX/XXXX-XX 0 800,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes No - - Ap. - - 24.935.XXX/XXXX-XX 0 23,124 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 27.714.XXX/XXXX-XX 0 20,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 31.502.XXX/XXXX-XX 0 1,984,585 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Yes Yes - - Ap. - - 05.479.XXX/XXXX-XX 0 5,158,715 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.838.XXX/XXXX-XX 0 136,672 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.838.XXX/XXXX-XX 0 127,479,751 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 600,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 889,997 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 1,606,803 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 586,571 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 06.239.XXX/XXXX-XX 0 1,430,288 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 537,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 06.046.XXX/XXXX-XX 0 69,883 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 11,516,552 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 55,718 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 990,590 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 5,055,213 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 3,280,894 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.539.XXX/XXXX-XX 0 59,735 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.263.XXX/XXXX-XX 0 85,891 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.515.XXX/XXXX-XX 0 67,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 11.847.XXX/XXXX-XX 0 1,902,159 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 12.068.XXX/XXXX-XX 0 2,055,553 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 13.429.XXX/XXXX-XX 0 218,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 13.022.XXX/XXXX-XX 0 27,277 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 13.362.XXX/XXXX-XX 0 437,443 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.987.XXX/XXXX-XX 0 44,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - Página 3 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 05.986.XXX/XXXX-XX 0 12,831,037 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 07.418.XXX/XXXX-XX 0 173,589 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.518.XXX/XXXX-XX 0 16,859,293 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.857.XXX/XXXX-XX 0 5,975,588 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 07.345.XXX/XXXX-XX 0 127,579 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.975.XXX/XXXX-XX 0 322,817 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 13.442.XXX/XXXX-XX 0 162,592 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 254,940 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.648.XXX/XXXX-XX 0 320,612 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 07.060.XXX/XXXX-XX 0 6,798 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.646.XXX/XXXX-XX 0 1,837,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.640.XXX/XXXX-XX 0 205,036 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.299.XXX/XXXX-XX 0 8,861,996 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.470.XXX/XXXX-XX 0 276,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 12.094.XXX/XXXX-XX 0 1,120,539 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 14.282.XXX/XXXX-XX 0 71,140 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.643.XXX/XXXX-XX 0 104,929 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 13.562.XXX/XXXX-XX 0 1,493,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 11.462.XXX/XXXX-XX 0 657,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 14.988.XXX/XXXX-XX 0 472,665 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 14.461.XXX/XXXX-XX 0 482,635 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 19.244.XXX/XXXX-XX 0 12,596 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 21.403.XXX/XXXX-XX 0 9,152 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 18.830.XXX/XXXX-XX 0 265,523 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 22.875.XXX/XXXX-XX 0 225,170 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 20.622.XXX/XXXX-XX 0 519,203 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 17.891.XXX/XXXX-XX 0 2,000,555 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 18.422.XXX/XXXX-XX 0 127,837 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 17.934.XXX/XXXX-XX 0 336,943 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 20.026.XXX/XXXX-XX 0 1,822 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 20.849.XXX/XXXX-XX 0 17,011 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 21.166.XXX/XXXX-XX 0 24,090 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 27.222.XXX/XXXX-XX 0 116,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 22.501.XXX/XXXX-XX 0 61,779 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 21.962.XXX/XXXX-XX 0 563,115 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 22.896.XXX/XXXX-XX 0 602,361 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 14.765.XXX/XXXX-XX 0 29,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 23.840.XXX/XXXX-XX 0 45,170 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 24.569.XXX/XXXX-XX 0 59,065 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 26.160.XXX/XXXX-XX 0 409,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 28.072.XXX/XXXX-XX 0 17,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 19.910.XXX/XXXX-XX 0 88,090 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 20.322.XXX/XXXX-XX 0 1,803,908 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 21.826.XXX/XXXX-XX 0 78,663 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 25.271.XXX/XXXX-XX 0 79,752 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 23.572.XXX/XXXX-XX 0 80,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 28.668.XXX/XXXX-XX 0 2,672 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.639.XXX/XXXX-XX 0 390,070 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 08.707.XXX/XXXX-XX 0 105,054 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 09.780.XXX/XXXX-XX 0 28,572 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.639.XXX/XXXX-XX 0 82,607 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 07.889.XXX/XXXX-XX 0 182,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.437.XXX/XXXX-XX 0 45,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.519.XXX/XXXX-XX 0 78,635 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 17.202.XXX/XXXX-XX 0 70,408 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.522.XXX/XXXX-XX 0 174,245 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.050.XXX/XXXX-XX 0 29,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 31.477.XXX/XXXX-XX 0 84,812 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.522.XXX/XXXX-XX 0 165,101 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 523,901 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - Página 4 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 05.986.XXX/XXXX-XX 0 12,831,037 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 07.418.XXX/XXXX-XX 0 173,589 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.518.XXX/XXXX-XX 0 16,859,293 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.857.XXX/XXXX-XX 0 5,975,588 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 07.345.XXX/XXXX-XX 0 127,579 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.975.XXX/XXXX-XX 0 322,817 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 13.442.XXX/XXXX-XX 0 162,592 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 05.839.XXX/XXXX-XX 0 254,940 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.648.XXX/XXXX-XX 0 320,612 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 07.060.XXX/XXXX-XX 0 6,798 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.646.XXX/XXXX-XX 0 1,837,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.640.XXX/XXXX-XX 0 205,036 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.299.XXX/XXXX-XX 0 8,861,996 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.470.XXX/XXXX-XX 0 276,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 12.094.XXX/XXXX-XX 0 1,120,539 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 14.282.XXX/XXXX-XX 0 71,140 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.643.XXX/XXXX-XX 0 104,929 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 13.562.XXX/XXXX-XX 0 1,493,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 11.462.XXX/XXXX-XX 0 657,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 14.988.XXX/XXXX-XX 0 472,665 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 14.461.XXX/XXXX-XX 0 482,635 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 19.244.XXX/XXXX-XX 0 12,596 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 21.403.XXX/XXXX-XX 0 9,152 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 18.830.XXX/XXXX-XX 0 265,523 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 22.875.XXX/XXXX-XX 0 225,170 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 20.622.XXX/XXXX-XX 0 519,203 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 17.891.XXX/XXXX-XX 0 2,000,555 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 18.422.XXX/XXXX-XX 0 127,837 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 17.934.XXX/XXXX-XX 0 336,943 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 20.026.XXX/XXXX-XX 0 1,822 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 20.849.XXX/XXXX-XX 0 17,011 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 21.166.XXX/XXXX-XX 0 24,090 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 27.222.XXX/XXXX-XX 0 116,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 22.501.XXX/XXXX-XX 0 61,779 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 21.962.XXX/XXXX-XX 0 563,115 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 22.896.XXX/XXXX-XX 0 602,361 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 14.765.XXX/XXXX-XX 0 29,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 23.840.XXX/XXXX-XX 0 45,170 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 24.569.XXX/XXXX-XX 0 59,065 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 26.160.XXX/XXXX-XX 0 409,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 28.072.XXX/XXXX-XX 0 17,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 19.910.XXX/XXXX-XX 0 88,090 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 20.322.XXX/XXXX-XX 0 1,803,908 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 21.826.XXX/XXXX-XX 0 78,663 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 25.271.XXX/XXXX-XX 0 79,752 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 23.572.XXX/XXXX-XX 0 80,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 28.668.XXX/XXXX-XX 0 2,672 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.639.XXX/XXXX-XX 0 390,070 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 08.707.XXX/XXXX-XX 0 105,054 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 09.780.XXX/XXXX-XX 0 28,572 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.639.XXX/XXXX-XX 0 82,607 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 07.889.XXX/XXXX-XX 0 182,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.437.XXX/XXXX-XX 0 45,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 10.519.XXX/XXXX-XX 0 78,635 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 17.202.XXX/XXXX-XX 0 70,408 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.522.XXX/XXXX-XX 0 174,245 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.050.XXX/XXXX-XX 0 29,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 31.477.XXX/XXXX-XX 0 84,812 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.522.XXX/XXXX-XX 0 165,101 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 523,901 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - Página 4 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 19.837.XXX/XXXX-XX 0 197,513 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 31.248.XXX/XXXX-XX 0 84,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 179,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 30.066.XXX/XXXX-XX 0 84,669 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 31.766.XXX/XXXX-XX 0 228,268 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 07.046.XXX/XXXX-XX 0 345,749 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 84,496 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 111,224 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 73.232.XXX/XXXX-XX 0 2,462,698 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 08.579.XXX/XXXX-XX 0 1,792,557 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.680.XXX/XXXX-XX 0 3,225,827 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 07.377.XXX/XXXX-XX 0 325,393 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 09.277.XXX/XXXX-XX 0 24,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.094.XXX/XXXX-XX 0 17,566 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.990.XXX/XXXX-XX 0 33,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.522.XXX/XXXX-XX 0 1,404,907 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 417,386 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 31.829.XXX/XXXX-XX 0 1,605,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 31.814.XXX/XXXX-XX 0 586,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 28.271.XXX/XXXX-XX 0 37,213 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.264.XXX/XXXX-XX 0 9,041 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 05.449.XXX/XXXX-XX 0 272,640 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.450.XXX/XXXX-XX 0 539,770 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.479.XXX/XXXX-XX 0 509,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.480.XXX/XXXX-XX 0 3,378,890 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.838.XXX/XXXX-XX 0 268,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.838.XXX/XXXX-XX 0 117,285 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.838.XXX/XXXX-XX 0 184,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 330,087 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 535,093 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 756,275 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.986.XXX/XXXX-XX 0 4,674,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 19,895 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.839.XXX/XXXX-XX 0 42,799,016 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 351,521 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 341,297 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 05.985.XXX/XXXX-XX 0 2,915,122 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.986.XXX/XXXX-XX 0 68,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 467,607 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.986.XXX/XXXX-XX 0 223,188 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 8,060,914 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 1,769,313 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.839.XXX/XXXX-XX 0 124,732 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.986.XXX/XXXX-XX 0 228,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 488,090 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 05.839.XXX/XXXX-XX 0 1,679,116 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.060.XXX/XXXX-XX 0 20,014 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 755,210 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 162,486 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.140.XXX/XXXX-XX 0 269,405 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 08.360.XXX/XXXX-XX 0 1,156,795 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 94,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 9,359,606 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.418.XXX/XXXX-XX 0 13,735 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 05.987.XXX/XXXX-XX 0 538,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 299,420 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.140.XXX/XXXX-XX 0 34,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.205.XXX/XXXX-XX 0 10,918 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.381.XXX/XXXX-XX 0 83,249 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 11.324.XXX/XXXX-XX 0 38,239 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - Página 5 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 19.837.XXX/XXXX-XX 0 197,513 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 31.248.XXX/XXXX-XX 0 84,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 179,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 30.066.XXX/XXXX-XX 0 84,669 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 31.766.XXX/XXXX-XX 0 228,268 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 07.046.XXX/XXXX-XX 0 345,749 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 84,496 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 111,224 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 73.232.XXX/XXXX-XX 0 2,462,698 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 08.579.XXX/XXXX-XX 0 1,792,557 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 08.680.XXX/XXXX-XX 0 3,225,827 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 07.377.XXX/XXXX-XX 0 325,393 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 09.277.XXX/XXXX-XX 0 24,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 09.094.XXX/XXXX-XX 0 17,566 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.990.XXX/XXXX-XX 0 33,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.522.XXX/XXXX-XX 0 1,404,907 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 29.522.XXX/XXXX-XX 0 417,386 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Abs. - - 31.829.XXX/XXXX-XX 0 1,605,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 31.814.XXX/XXXX-XX 0 586,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 28.271.XXX/XXXX-XX 0 37,213 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No No - - Ap. - - 29.264.XXX/XXXX-XX 0 9,041 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - No Yes - - Ap. - - 05.449.XXX/XXXX-XX 0 272,640 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.450.XXX/XXXX-XX 0 539,770 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.479.XXX/XXXX-XX 0 509,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.480.XXX/XXXX-XX 0 3,378,890 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.838.XXX/XXXX-XX 0 268,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.838.XXX/XXXX-XX 0 117,285 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.838.XXX/XXXX-XX 0 184,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 330,087 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 535,093 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 756,275 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.986.XXX/XXXX-XX 0 4,674,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 19,895 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.839.XXX/XXXX-XX 0 42,799,016 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 351,521 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 341,297 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 05.985.XXX/XXXX-XX 0 2,915,122 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.986.XXX/XXXX-XX 0 68,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 467,607 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.986.XXX/XXXX-XX 0 223,188 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 8,060,914 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 1,769,313 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.839.XXX/XXXX-XX 0 124,732 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.986.XXX/XXXX-XX 0 228,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 488,090 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 05.839.XXX/XXXX-XX 0 1,679,116 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.060.XXX/XXXX-XX 0 20,014 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 755,210 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 162,486 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.140.XXX/XXXX-XX 0 269,405 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 08.360.XXX/XXXX-XX 0 1,156,795 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 94,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 9,359,606 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.418.XXX/XXXX-XX 0 13,735 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 05.987.XXX/XXXX-XX 0 538,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 299,420 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.140.XXX/XXXX-XX 0 34,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.205.XXX/XXXX-XX 0 10,918 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.381.XXX/XXXX-XX 0 83,249 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 11.324.XXX/XXXX-XX 0 38,239 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - Página 5 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 10.378.XXX/XXXX-XX 0 204,984 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 10.378.XXX/XXXX-XX 0 1,930,723 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.381.XXX/XXXX-XX 0 1,957,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 10.419.XXX/XXXX-XX 0 463,947 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.678.XXX/XXXX-XX 0 67,263 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.935.XXX/XXXX-XX 0 416,819 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.366.XXX/XXXX-XX 0 855,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.602.XXX/XXXX-XX 0 151,149 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.386.XXX/XXXX-XX 0 192,204 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.700.XXX/XXXX-XX 0 2,805,368 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.026.XXX/XXXX-XX 0 367,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.416.XXX/XXXX-XX 0 81,641 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 11.030.XXX/XXXX-XX 0 1,570,661 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.916.XXX/XXXX-XX 0 6,137,516 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.873.XXX/XXXX-XX 0 279,068 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.023.XXX/XXXX-XX 0 34,263 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.593.XXX/XXXX-XX 0 29,715 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.709.XXX/XXXX-XX 0 1,283,424 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.436.XXX/XXXX-XX 0 98,488 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.986.XXX/XXXX-XX 0 678,389 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.318.XXX/XXXX-XX 0 2,752,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.562.XXX/XXXX-XX 0 305,672 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.604.XXX/XXXX-XX 0 14,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.240.XXX/XXXX-XX 0 132,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 14.541.XXX/XXXX-XX 0 638,425 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.374.XXX/XXXX-XX 0 221,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.406.XXX/XXXX-XX 0 163,060 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 2,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 8,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 4,344,770 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.046.XXX/XXXX-XX 0 10,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.838.XXX/XXXX-XX 0 616,145 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.988.XXX/XXXX-XX 0 506,716 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 05.839.XXX/XXXX-XX 0 35,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 7,195,185 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.208.XXX/XXXX-XX 0 207,524 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.239.XXX/XXXX-XX 0 1,136,637 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.104.XXX/XXXX-XX 0 392,689 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.345.XXX/XXXX-XX 0 58,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.572.XXX/XXXX-XX 0 34,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 08.295.XXX/XXXX-XX 0 445,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.460.XXX/XXXX-XX 0 113,565 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.510.XXX/XXXX-XX 0 524,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.516.XXX/XXXX-XX 0 1,936,709 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.562.XXX/XXXX-XX 0 40,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 08.914.XXX/XXXX-XX 0 141,225 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.075.XXX/XXXX-XX 0 291,520 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.275.XXX/XXXX-XX 0 101,277 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 09.073.XXX/XXXX-XX 0 4,797,983 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 08.910.XXX/XXXX-XX 0 673,968 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.141.XXX/XXXX-XX 0 36,953 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.208.XXX/XXXX-XX 0 95,827 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.516.XXX/XXXX-XX 0 1,211,859 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.286.XXX/XXXX-XX 0 736,730 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.593.XXX/XXXX-XX 0 523,214 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.593.XXX/XXXX-XX 0 3,699,587 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.291.XXX/XXXX-XX 0 61,510 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 08.299.XXX/XXXX-XX 0 1,688,290 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.857.XXX/XXXX-XX 0 105,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.208.XXX/XXXX-XX 0 522,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - Página 6 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 10.378.XXX/XXXX-XX 0 204,984 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 10.378.XXX/XXXX-XX 0 1,930,723 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.381.XXX/XXXX-XX 0 1,957,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 10.419.XXX/XXXX-XX 0 463,947 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.678.XXX/XXXX-XX 0 67,263 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.935.XXX/XXXX-XX 0 416,819 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.366.XXX/XXXX-XX 0 855,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.602.XXX/XXXX-XX 0 151,149 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.386.XXX/XXXX-XX 0 192,204 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.700.XXX/XXXX-XX 0 2,805,368 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.026.XXX/XXXX-XX 0 367,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.416.XXX/XXXX-XX 0 81,641 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 11.030.XXX/XXXX-XX 0 1,570,661 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.916.XXX/XXXX-XX 0 6,137,516 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.873.XXX/XXXX-XX 0 279,068 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.023.XXX/XXXX-XX 0 34,263 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.593.XXX/XXXX-XX 0 29,715 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.709.XXX/XXXX-XX 0 1,283,424 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.436.XXX/XXXX-XX 0 98,488 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.986.XXX/XXXX-XX 0 678,389 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.318.XXX/XXXX-XX 0 2,752,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.562.XXX/XXXX-XX 0 305,672 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.604.XXX/XXXX-XX 0 14,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.240.XXX/XXXX-XX 0 132,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 14.541.XXX/XXXX-XX 0 638,425 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.374.XXX/XXXX-XX 0 221,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.406.XXX/XXXX-XX 0 163,060 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 2,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 8,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 4,344,770 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.046.XXX/XXXX-XX 0 10,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.838.XXX/XXXX-XX 0 616,145 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.988.XXX/XXXX-XX 0 506,716 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 05.839.XXX/XXXX-XX 0 35,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 7,195,185 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.208.XXX/XXXX-XX 0 207,524 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.239.XXX/XXXX-XX 0 1,136,637 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.104.XXX/XXXX-XX 0 392,689 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.345.XXX/XXXX-XX 0 58,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.572.XXX/XXXX-XX 0 34,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 08.295.XXX/XXXX-XX 0 445,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.460.XXX/XXXX-XX 0 113,565 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.510.XXX/XXXX-XX 0 524,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.516.XXX/XXXX-XX 0 1,936,709 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.562.XXX/XXXX-XX 0 40,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 08.914.XXX/XXXX-XX 0 141,225 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.075.XXX/XXXX-XX 0 291,520 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.275.XXX/XXXX-XX 0 101,277 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 09.073.XXX/XXXX-XX 0 4,797,983 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 08.910.XXX/XXXX-XX 0 673,968 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.141.XXX/XXXX-XX 0 36,953 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.208.XXX/XXXX-XX 0 95,827 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.516.XXX/XXXX-XX 0 1,211,859 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.286.XXX/XXXX-XX 0 736,730 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.593.XXX/XXXX-XX 0 523,214 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.593.XXX/XXXX-XX 0 3,699,587 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.291.XXX/XXXX-XX 0 61,510 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 08.299.XXX/XXXX-XX 0 1,688,290 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.857.XXX/XXXX-XX 0 105,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.208.XXX/XXXX-XX 0 522,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - Página 6 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 07.247.XXX/XXXX-XX 0 315,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.647.XXX/XXXX-XX 0 222,490 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 07.820.XXX/XXXX-XX 0 27,693 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.506.XXX/XXXX-XX 0 7,018,069 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.518.XXX/XXXX-XX 0 783,357 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.268.XXX/XXXX-XX 0 38,440 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 08.360.XXX/XXXX-XX 0 340,076 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 2,414,210 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 459,525 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.986.XXX/XXXX-XX 0 1,284,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 15,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 72,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.840.XXX/XXXX-XX 0 22,113,564 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 8,398,139 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.984.XXX/XXXX-XX 0 116,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 42,388 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 1,725,662 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.390.XXX/XXXX-XX 0 305,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.339.XXX/XXXX-XX 0 1,712,585 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.906.XXX/XXXX-XX 0 513,247 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 13.469.XXX/XXXX-XX 0 55,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.987.XXX/XXXX-XX 0 411,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.238.XXX/XXXX-XX 0 48,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 905,654 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.140.XXX/XXXX-XX 0 1,417,239 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.548.XXX/XXXX-XX 0 3,154,941 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.294.XXX/XXXX-XX 0 1,106,079 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 09.343.XXX/XXXX-XX 0 31,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 09.559.XXX/XXXX-XX 0 844,527 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.621.XXX/XXXX-XX 0 574,155 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.694.XXX/XXXX-XX 0 2,520,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.089.XXX/XXXX-XX 0 2,245,852 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.104.XXX/XXXX-XX 0 661,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.140.XXX/XXXX-XX 0 11,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.317.XXX/XXXX-XX 0 527,925 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.191.XXX/XXXX-XX 0 1,104,575 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 07.237.XXX/XXXX-XX 0 153,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.237.XXX/XXXX-XX 0 360,093 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.278.XXX/XXXX-XX 0 179,078 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.295.XXX/XXXX-XX 0 400,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.428.XXX/XXXX-XX 0 93,420 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.170.XXX/XXXX-XX 0 2,418,430 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.627.XXX/XXXX-XX 0 137,838 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 11.841.XXX/XXXX-XX 0 579,183 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.028.XXX/XXXX-XX 0 52,605 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.027.XXX/XXXX-XX 0 1,216,521 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.541.XXX/XXXX-XX 0 8,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.990.XXX/XXXX-XX 0 161,554 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.633.XXX/XXXX-XX 0 1,286,710 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.622.XXX/XXXX-XX 0 354,195 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 58,099 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.567.XXX/XXXX-XX 0 212,214 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.336.XXX/XXXX-XX 0 89,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.940.XXX/XXXX-XX 0 2,516,039 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 06.105.XXX/XXXX-XX 0 39,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.105.XXX/XXXX-XX 0 21,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.400.XXX/XXXX-XX 0 359,156 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.378.XXX/XXXX-XX 0 728,817 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.247.XXX/XXXX-XX 0 685,468 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.418.XXX/XXXX-XX 0 7,022,621 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - Página 7 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 07.247.XXX/XXXX-XX 0 315,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.647.XXX/XXXX-XX 0 222,490 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 07.820.XXX/XXXX-XX 0 27,693 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.506.XXX/XXXX-XX 0 7,018,069 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.518.XXX/XXXX-XX 0 783,357 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.268.XXX/XXXX-XX 0 38,440 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 08.360.XXX/XXXX-XX 0 340,076 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.987.XXX/XXXX-XX 0 2,414,210 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 459,525 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.986.XXX/XXXX-XX 0 1,284,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 15,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 72,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.840.XXX/XXXX-XX 0 22,113,564 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.840.XXX/XXXX-XX 0 8,398,139 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.984.XXX/XXXX-XX 0 116,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 42,388 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.839.XXX/XXXX-XX 0 1,725,662 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.390.XXX/XXXX-XX 0 305,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.339.XXX/XXXX-XX 0 1,712,585 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.906.XXX/XXXX-XX 0 513,247 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 13.469.XXX/XXXX-XX 0 55,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 05.987.XXX/XXXX-XX 0 411,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.238.XXX/XXXX-XX 0 48,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 905,654 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.140.XXX/XXXX-XX 0 1,417,239 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.548.XXX/XXXX-XX 0 3,154,941 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.294.XXX/XXXX-XX 0 1,106,079 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 09.343.XXX/XXXX-XX 0 31,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 09.559.XXX/XXXX-XX 0 844,527 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.621.XXX/XXXX-XX 0 574,155 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.694.XXX/XXXX-XX 0 2,520,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.089.XXX/XXXX-XX 0 2,245,852 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.104.XXX/XXXX-XX 0 661,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.140.XXX/XXXX-XX 0 11,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.317.XXX/XXXX-XX 0 527,925 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.191.XXX/XXXX-XX 0 1,104,575 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 07.237.XXX/XXXX-XX 0 153,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.237.XXX/XXXX-XX 0 360,093 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.278.XXX/XXXX-XX 0 179,078 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.295.XXX/XXXX-XX 0 400,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.428.XXX/XXXX-XX 0 93,420 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.170.XXX/XXXX-XX 0 2,418,430 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.627.XXX/XXXX-XX 0 137,838 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 11.841.XXX/XXXX-XX 0 579,183 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.028.XXX/XXXX-XX 0 52,605 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.027.XXX/XXXX-XX 0 1,216,521 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.541.XXX/XXXX-XX 0 8,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.990.XXX/XXXX-XX 0 161,554 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.633.XXX/XXXX-XX 0 1,286,710 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.622.XXX/XXXX-XX 0 354,195 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.943.XXX/XXXX-XX 0 58,099 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.567.XXX/XXXX-XX 0 212,214 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.336.XXX/XXXX-XX 0 89,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.940.XXX/XXXX-XX 0 2,516,039 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 06.105.XXX/XXXX-XX 0 39,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 06.105.XXX/XXXX-XX 0 21,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.400.XXX/XXXX-XX 0 359,156 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.378.XXX/XXXX-XX 0 728,817 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.247.XXX/XXXX-XX 0 685,468 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.418.XXX/XXXX-XX 0 7,022,621 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - Página 7 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 07.496.XXX/XXXX-XX 0 42,678 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.510.XXX/XXXX-XX 0 116,812 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.536.XXX/XXXX-XX 0 8,268,043 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.790.XXX/XXXX-XX 0 192,695 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.048.XXX/XXXX-XX 0 122,421 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 10.400.XXX/XXXX-XX 0 970,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.435.XXX/XXXX-XX 0 691,498 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 11.324.XXX/XXXX-XX 0 46,617 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.553.XXX/XXXX-XX 0 763,213 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.569.XXX/XXXX-XX 0 686,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.794.XXX/XXXX-XX 0 450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 12.133.XXX/XXXX-XX 0 336,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.436.XXX/XXXX-XX 0 33,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.374.XXX/XXXX-XX 0 2,419,215 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.132.XXX/XXXX-XX 0 479,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 12.120.XXX/XXXX-XX 0 107,336 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 12.525.XXX/XXXX-XX 0 271,522 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.028.XXX/XXXX-XX 0 398,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.201.XXX/XXXX-XX 0 282,219 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.074.XXX/XXXX-XX 0 41,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.287.XXX/XXXX-XX 0 17,483 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 14.549.XXX/XXXX-XX 0 278,185 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.458.XXX/XXXX-XX 0 41,490 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 13.032.XXX/XXXX-XX 0 29,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.606.XXX/XXXX-XX 0 120,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.665.XXX/XXXX-XX 0 586,980 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.265.XXX/XXXX-XX 0 787,080 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 15.718.XXX/XXXX-XX 0 8,399 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.580.XXX/XXXX-XX 0 30,729 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.628.XXX/XXXX-XX 0 1,422,695 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.429.XXX/XXXX-XX 0 112,005 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.248.XXX/XXXX-XX 0 301,147 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 15.265.XXX/XXXX-XX 0 12,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.272.XXX/XXXX-XX 0 779,867 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.819.XXX/XXXX-XX 0 146,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.879.XXX/XXXX-XX 0 223,794 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 14.963.XXX/XXXX-XX 0 523,955 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.485.XXX/XXXX-XX 0 91,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.858.XXX/XXXX-XX 0 165,540 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.270.XXX/XXXX-XX 0 51,870 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.279.XXX/XXXX-XX 0 36,153 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 16.573.XXX/XXXX-XX 0 27,303 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.934.XXX/XXXX-XX 0 15,618 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.969.XXX/XXXX-XX 0 1,937,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.530.XXX/XXXX-XX 0 297,448 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.170.XXX/XXXX-XX 0 66,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 20.796.XXX/XXXX-XX 0 2,349,662 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 17.036.XXX/XXXX-XX 0 164,995 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.875.XXX/XXXX-XX 0 26,520 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.184.XXX/XXXX-XX 0 145,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.279.XXX/XXXX-XX 0 365,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.449.XXX/XXXX-XX 0 23,447 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.181.XXX/XXXX-XX 0 70,675 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.573.XXX/XXXX-XX 0 96,990 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.874.XXX/XXXX-XX 0 763,007 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 23.155.XXX/XXXX-XX 0 264,160 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.874.XXX/XXXX-XX 0 3,435,771 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.646.XXX/XXXX-XX 0 13,643 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.165.XXX/XXXX-XX 0 252,330 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 19.893.XXX/XXXX-XX 0 105,124 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - Página 8 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 07.496.XXX/XXXX-XX 0 42,678 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 07.510.XXX/XXXX-XX 0 116,812 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.536.XXX/XXXX-XX 0 8,268,043 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.790.XXX/XXXX-XX 0 192,695 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.048.XXX/XXXX-XX 0 122,421 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 10.400.XXX/XXXX-XX 0 970,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.435.XXX/XXXX-XX 0 691,498 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 11.324.XXX/XXXX-XX 0 46,617 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.553.XXX/XXXX-XX 0 763,213 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.569.XXX/XXXX-XX 0 686,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.794.XXX/XXXX-XX 0 450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 12.133.XXX/XXXX-XX 0 336,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.436.XXX/XXXX-XX 0 33,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.374.XXX/XXXX-XX 0 2,419,215 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.132.XXX/XXXX-XX 0 479,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 12.120.XXX/XXXX-XX 0 107,336 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 12.525.XXX/XXXX-XX 0 271,522 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.028.XXX/XXXX-XX 0 398,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.201.XXX/XXXX-XX 0 282,219 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.074.XXX/XXXX-XX 0 41,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.287.XXX/XXXX-XX 0 17,483 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 14.549.XXX/XXXX-XX 0 278,185 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 12.458.XXX/XXXX-XX 0 41,490 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 13.032.XXX/XXXX-XX 0 29,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.606.XXX/XXXX-XX 0 120,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.665.XXX/XXXX-XX 0 586,980 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.265.XXX/XXXX-XX 0 787,080 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 15.718.XXX/XXXX-XX 0 8,399 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.580.XXX/XXXX-XX 0 30,729 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.628.XXX/XXXX-XX 0 1,422,695 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.429.XXX/XXXX-XX 0 112,005 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.248.XXX/XXXX-XX 0 301,147 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 15.265.XXX/XXXX-XX 0 12,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.272.XXX/XXXX-XX 0 779,867 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.819.XXX/XXXX-XX 0 146,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.879.XXX/XXXX-XX 0 223,794 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 14.963.XXX/XXXX-XX 0 523,955 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.485.XXX/XXXX-XX 0 91,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.858.XXX/XXXX-XX 0 165,540 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.270.XXX/XXXX-XX 0 51,870 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.279.XXX/XXXX-XX 0 36,153 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 16.573.XXX/XXXX-XX 0 27,303 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.934.XXX/XXXX-XX 0 15,618 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.969.XXX/XXXX-XX 0 1,937,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.530.XXX/XXXX-XX 0 297,448 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.170.XXX/XXXX-XX 0 66,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 20.796.XXX/XXXX-XX 0 2,349,662 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 17.036.XXX/XXXX-XX 0 164,995 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.875.XXX/XXXX-XX 0 26,520 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.184.XXX/XXXX-XX 0 145,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.279.XXX/XXXX-XX 0 365,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.449.XXX/XXXX-XX 0 23,447 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.181.XXX/XXXX-XX 0 70,675 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.573.XXX/XXXX-XX 0 96,990 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.874.XXX/XXXX-XX 0 763,007 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 23.155.XXX/XXXX-XX 0 264,160 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.874.XXX/XXXX-XX 0 3,435,771 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.646.XXX/XXXX-XX 0 13,643 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.165.XXX/XXXX-XX 0 252,330 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 19.893.XXX/XXXX-XX 0 105,124 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - Página 8 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 21.086.XXX/XXXX-XX 0 10,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 21.620.XXX/XXXX-XX 0 115,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 21.845.XXX/XXXX-XX 0 1,525 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.321.XXX/XXXX-XX 0 1,721,714 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.510.XXX/XXXX-XX 0 750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.127.XXX/XXXX-XX 0 217,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.664.XXX/XXXX-XX 0 242 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.313.XXX/XXXX-XX 0 13,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 17.825.XXX/XXXX-XX 0 175,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 17.834.XXX/XXXX-XX 0 4,386 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.077.XXX/XXXX-XX 0 170,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.262.XXX/XXXX-XX 0 6,814 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.265.XXX/XXXX-XX 0 80,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 21.760.XXX/XXXX-XX 0 63,180 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.935.XXX/XXXX-XX 0 38,560 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.470.XXX/XXXX-XX 0 702,370 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 27.778.XXX/XXXX-XX 0 335,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.541.XXX/XXXX-XX 0 2,299,838 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.794.XXX/XXXX-XX 0 1,588,176 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 26.496.XXX/XXXX-XX 0 26,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 22.360.XXX/XXXX-XX 0 330,287 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.516.XXX/XXXX-XX 0 289,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 24.327.XXX/XXXX-XX 0 74,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.206.XXX/XXXX-XX 0 2,676 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 28.360.XXX/XXXX-XX 0 2,379 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 28.896.XXX/XXXX-XX 0 73,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.202.XXX/XXXX-XX 0 692,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.874.XXX/XXXX-XX 0 414,164 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 19.893.XXX/XXXX-XX 0 36,747 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.974.XXX/XXXX-XX 0 10,341 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.484.XXX/XXXX-XX 0 275,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.544.XXX/XXXX-XX 0 396 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.724.XXX/XXXX-XX 0 20,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.485.XXX/XXXX-XX 0 21,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.703.XXX/XXXX-XX 0 5,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.501.XXX/XXXX-XX 0 221,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.550.XXX/XXXX-XX 0 5,749,159 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.630.XXX/XXXX-XX 0 58,705 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.155.XXX/XXXX-XX 0 6,875 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.963.XXX/XXXX-XX 0 441,095 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.594.XXX/XXXX-XX 0 948,094 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 16.816.XXX/XXXX-XX 0 4,072,636 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.306.XXX/XXXX-XX 0 11,837 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 24.779.XXX/XXXX-XX 0 492,960 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.084.XXX/XXXX-XX 0 4,925 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.844.XXX/XXXX-XX 0 7,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.311.XXX/XXXX-XX 0 8,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 29.073.XXX/XXXX-XX 0 134,499 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.897.XXX/XXXX-XX 0 194,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 30.450.XXX/XXXX-XX 0 112,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.168.XXX/XXXX-XX 0 2,458 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 19.856.XXX/XXXX-XX 0 1,761,387 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.954.XXX/XXXX-XX 0 25,123 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 23.297.XXX/XXXX-XX 0 28,675 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.952.XXX/XXXX-XX 0 41,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 24.728.XXX/XXXX-XX 0 34,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 25.408.XXX/XXXX-XX 0 2,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.020.XXX/XXXX-XX 0 129,783 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 23.100.XXX/XXXX-XX 0 84,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.084.XXX/XXXX-XX 0 73,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - Página 9 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 21.086.XXX/XXXX-XX 0 10,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 21.620.XXX/XXXX-XX 0 115,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 21.845.XXX/XXXX-XX 0 1,525 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.321.XXX/XXXX-XX 0 1,721,714 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.510.XXX/XXXX-XX 0 750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.127.XXX/XXXX-XX 0 217,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.664.XXX/XXXX-XX 0 242 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.313.XXX/XXXX-XX 0 13,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 17.825.XXX/XXXX-XX 0 175,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 17.834.XXX/XXXX-XX 0 4,386 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.077.XXX/XXXX-XX 0 170,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.262.XXX/XXXX-XX 0 6,814 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.265.XXX/XXXX-XX 0 80,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 21.760.XXX/XXXX-XX 0 63,180 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.935.XXX/XXXX-XX 0 38,560 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.470.XXX/XXXX-XX 0 702,370 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 27.778.XXX/XXXX-XX 0 335,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.541.XXX/XXXX-XX 0 2,299,838 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.794.XXX/XXXX-XX 0 1,588,176 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 26.496.XXX/XXXX-XX 0 26,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 22.360.XXX/XXXX-XX 0 330,287 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.516.XXX/XXXX-XX 0 289,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 24.327.XXX/XXXX-XX 0 74,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.206.XXX/XXXX-XX 0 2,676 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 28.360.XXX/XXXX-XX 0 2,379 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 28.896.XXX/XXXX-XX 0 73,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.202.XXX/XXXX-XX 0 692,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.874.XXX/XXXX-XX 0 414,164 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 19.893.XXX/XXXX-XX 0 36,747 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.974.XXX/XXXX-XX 0 10,341 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.484.XXX/XXXX-XX 0 275,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.544.XXX/XXXX-XX 0 396 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.724.XXX/XXXX-XX 0 20,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.485.XXX/XXXX-XX 0 21,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.703.XXX/XXXX-XX 0 5,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.501.XXX/XXXX-XX 0 221,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.550.XXX/XXXX-XX 0 5,749,159 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.630.XXX/XXXX-XX 0 58,705 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.155.XXX/XXXX-XX 0 6,875 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.963.XXX/XXXX-XX 0 441,095 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 15.594.XXX/XXXX-XX 0 948,094 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 16.816.XXX/XXXX-XX 0 4,072,636 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.306.XXX/XXXX-XX 0 11,837 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 24.779.XXX/XXXX-XX 0 492,960 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.084.XXX/XXXX-XX 0 4,925 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.844.XXX/XXXX-XX 0 7,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.311.XXX/XXXX-XX 0 8,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 29.073.XXX/XXXX-XX 0 134,499 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.897.XXX/XXXX-XX 0 194,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 30.450.XXX/XXXX-XX 0 112,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.168.XXX/XXXX-XX 0 2,458 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 19.856.XXX/XXXX-XX 0 1,761,387 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.954.XXX/XXXX-XX 0 25,123 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 23.297.XXX/XXXX-XX 0 28,675 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.952.XXX/XXXX-XX 0 41,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 24.728.XXX/XXXX-XX 0 34,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 25.408.XXX/XXXX-XX 0 2,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.020.XXX/XXXX-XX 0 129,783 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 23.100.XXX/XXXX-XX 0 84,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.084.XXX/XXXX-XX 0 73,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - Página 9 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 27.648.XXX/XXXX-XX 0 4,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.866.XXX/XXXX-XX 0 584,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.311.XXX/XXXX-XX 0 17,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.751.XXX/XXXX-XX 0 48,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 27.289.XXX/XXXX-XX 0 176,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 28.394.XXX/XXXX-XX 0 10,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.237.XXX/XXXX-XX 0 148,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 28.979.XXX/XXXX-XX 0 15,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.441.XXX/XXXX-XX 0 756,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.848.XXX/XXXX-XX 0 206,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.066.XXX/XXXX-XX 0 16,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.577.XXX/XXXX-XX 0 18,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.706.XXX/XXXX-XX 0 1,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.914.XXX/XXXX-XX 0 387,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.855.XXX/XXXX-XX 0 163,956 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 32.240.XXX/XXXX-XX 0 32,075 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 30.741.XXX/XXXX-XX 0 28,339 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.855.XXX/XXXX-XX 0 91,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.319.XXX/XXXX-XX 0 110,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.604.XXX/XXXX-XX 0 426,914 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.206.XXX/XXXX-XX 0 64,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.264.XXX/XXXX-XX 0 62,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 29.485.XXX/XXXX-XX 0 982,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 32.425.XXX/XXXX-XX 0 17,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.141.XXX/XXXX-XX 0 408,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.718.XXX/XXXX-XX 0 2,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.297.XXX/XXXX-XX 0 255,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.951.XXX/XXXX-XX 0 41,391 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.208.XXX/XXXX-XX 0 126,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.336.XXX/XXXX-XX 0 453,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.542.XXX/XXXX-XX 0 50,915 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.140.XXX/XXXX-XX 0 43,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 28.846.XXX/XXXX-XX 0 4,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.846.XXX/XXXX-XX 0 165,289 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.930.XXX/XXXX-XX 0 756,790 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.765.XXX/XXXX-XX 0 84,335,539 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.048.XXX/XXXX-XX 0 520,412 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.393.XXX/XXXX-XX 0 116,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.841.XXX/XXXX-XX 0 3,346 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.442.XXX/XXXX-XX 0 18,618 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.703.XXX/XXXX-XX 0 918,430 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.532.XXX/XXXX-XX 0 890,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 08.640.XXX/XXXX-XX 0 9,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.330.XXX/XXXX-XX 0 272,383 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.374.XXX/XXXX-XX 0 868,329 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.455.XXX/XXXX-XX 0 5,516,995 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.066.XXX/XXXX-XX 0 445,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 13.502.XXX/XXXX-XX 0 94,327 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.012.XXX/XXXX-XX 0 2,198,931 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.291.XXX/XXXX-XX 0 405,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 14.791.XXX/XXXX-XX 0 296,829 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 17.075.XXX/XXXX-XX 0 4,296,103 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.718.XXX/XXXX-XX 0 2,303,948 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 18.407.XXX/XXXX-XX 0 4,215,836 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 26.755.XXX/XXXX-XX 0 151,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.988.XXX/XXXX-XX 0 49,156 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.242.XXX/XXXX-XX 0 66,608 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.561.XXX/XXXX-XX 0 79,043 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.176.XXX/XXXX-XX 0 10,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.590.XXX/XXXX-XX 0 84,068 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - Página 10 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 27.648.XXX/XXXX-XX 0 4,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.866.XXX/XXXX-XX 0 584,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.311.XXX/XXXX-XX 0 17,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.751.XXX/XXXX-XX 0 48,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 27.289.XXX/XXXX-XX 0 176,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 28.394.XXX/XXXX-XX 0 10,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.237.XXX/XXXX-XX 0 148,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 28.979.XXX/XXXX-XX 0 15,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.441.XXX/XXXX-XX 0 756,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.848.XXX/XXXX-XX 0 206,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.066.XXX/XXXX-XX 0 16,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.577.XXX/XXXX-XX 0 18,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.706.XXX/XXXX-XX 0 1,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.914.XXX/XXXX-XX 0 387,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.855.XXX/XXXX-XX 0 163,956 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 32.240.XXX/XXXX-XX 0 32,075 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 30.741.XXX/XXXX-XX 0 28,339 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.855.XXX/XXXX-XX 0 91,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.319.XXX/XXXX-XX 0 110,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.604.XXX/XXXX-XX 0 426,914 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.206.XXX/XXXX-XX 0 64,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.264.XXX/XXXX-XX 0 62,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 29.485.XXX/XXXX-XX 0 982,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 32.425.XXX/XXXX-XX 0 17,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.141.XXX/XXXX-XX 0 408,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.718.XXX/XXXX-XX 0 2,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.297.XXX/XXXX-XX 0 255,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.951.XXX/XXXX-XX 0 41,391 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.208.XXX/XXXX-XX 0 126,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.336.XXX/XXXX-XX 0 453,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.542.XXX/XXXX-XX 0 50,915 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.140.XXX/XXXX-XX 0 43,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Abs. - - 28.846.XXX/XXXX-XX 0 4,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.846.XXX/XXXX-XX 0 165,289 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.930.XXX/XXXX-XX 0 756,790 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.765.XXX/XXXX-XX 0 84,335,539 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.048.XXX/XXXX-XX 0 520,412 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.393.XXX/XXXX-XX 0 116,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.841.XXX/XXXX-XX 0 3,346 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.442.XXX/XXXX-XX 0 18,618 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.703.XXX/XXXX-XX 0 918,430 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.532.XXX/XXXX-XX 0 890,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 08.640.XXX/XXXX-XX 0 9,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.330.XXX/XXXX-XX 0 272,383 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 10.374.XXX/XXXX-XX 0 868,329 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.455.XXX/XXXX-XX 0 5,516,995 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 13.066.XXX/XXXX-XX 0 445,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 13.502.XXX/XXXX-XX 0 94,327 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.012.XXX/XXXX-XX 0 2,198,931 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 14.291.XXX/XXXX-XX 0 405,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 14.791.XXX/XXXX-XX 0 296,829 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 17.075.XXX/XXXX-XX 0 4,296,103 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.718.XXX/XXXX-XX 0 2,303,948 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 18.407.XXX/XXXX-XX 0 4,215,836 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 26.755.XXX/XXXX-XX 0 151,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.988.XXX/XXXX-XX 0 49,156 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.242.XXX/XXXX-XX 0 66,608 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 21.561.XXX/XXXX-XX 0 79,043 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 22.176.XXX/XXXX-XX 0 10,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.590.XXX/XXXX-XX 0 84,068 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - Página 10 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 23.771.XXX/XXXX-XX 0 5,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.794.XXX/XXXX-XX 0 153,880 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.854.XXX/XXXX-XX 0 4,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.366.XXX/XXXX-XX 0 314,067 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.784.XXX/XXXX-XX 0 20,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.463.XXX/XXXX-XX 0 22,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.680.XXX/XXXX-XX 0 91,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.703.XXX/XXXX-XX 0 369,570 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 28.470.XXX/XXXX-XX 0 69,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 28.990.XXX/XXXX-XX 0 231,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.571.XXX/XXXX-XX 0 67,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.050.XXX/XXXX-XX 0 207,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.128.XXX/XXXX-XX 0 1,736,927 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 31.591.XXX/XXXX-XX 0 3,538 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.978.XXX/XXXX-XX 0 13,343 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.969.XXX/XXXX-XX 0 69,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 07.498.XXX/XXXX-XX 0 128,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.565.XXX/XXXX-XX 0 431,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.063.XXX/XXXX-XX 0 2,362,675 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.610.XXX/XXXX-XX 0 2,180,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.170.XXX/XXXX-XX 0 5,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.500.XXX/XXXX-XX 0 1,185,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 24.630.XXX/XXXX-XX 0 44,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.430.XXX/XXXX-XX 0 2,081,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.924.XXX/XXXX-XX 0 234,910 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.855.XXX/XXXX-XX 0 954,287 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 31.362.XXX/XXXX-XX 0 25,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.823.XXX/XXXX-XX 0 505,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.884.XXX/XXXX-XX 0 162,207 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 32.289.XXX/XXXX-XX 0 521 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.128.XXX/XXXX-XX 0 13,312,837 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 33.166.XXX/XXXX-XX 0 60,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.970.XXX/XXXX-XX 0 300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.788.XXX/XXXX-XX 0 137,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.908.XXX/XXXX-XX 0 67,670 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.191.XXX/XXXX-XX 0 919,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 18.628.XXX/XXXX-XX 0 1,564,108 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 08.897.XXX/XXXX-XX 0 68,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.423.XXX/XXXX-XX 0 42,876 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 11.228.XXX/XXXX-XX 0 465,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 10.214.XXX/XXXX-XX 0 730,615 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.410.XXX/XXXX-XX 0 192,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.998.XXX/XXXX-XX 0 70,683 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.981.XXX/XXXX-XX 0 1,082,066 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.136.XXX/XXXX-XX 0 616,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 14.628.XXX/XXXX-XX 0 723,226 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 14.819.XXX/XXXX-XX 0 1,087,989 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 17.786.XXX/XXXX-XX 0 64,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 19.822.XXX/XXXX-XX 0 2,816,497 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 20.196.XXX/XXXX-XX 0 1,500,866 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 19.754.XXX/XXXX-XX 0 3,405 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 20.763.XXX/XXXX-XX 0 39,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 18.149.XXX/XXXX-XX 0 141,846 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 17.817.XXX/XXXX-XX 0 30,585 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 20.196.XXX/XXXX-XX 0 9,256,534 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 20.270.XXX/XXXX-XX 0 5,227,834 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 21.542.XXX/XXXX-XX 0 21,407 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 22.195.XXX/XXXX-XX 0 1,020,081 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 02.231.XXX/XXXX-XX 0 8,460 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 24.367.XXX/XXXX-XX 0 575,765 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - Página 11 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 23.771.XXX/XXXX-XX 0 5,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.794.XXX/XXXX-XX 0 153,880 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 23.854.XXX/XXXX-XX 0 4,150 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.366.XXX/XXXX-XX 0 314,067 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.784.XXX/XXXX-XX 0 20,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.463.XXX/XXXX-XX 0 22,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.680.XXX/XXXX-XX 0 91,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 27.703.XXX/XXXX-XX 0 369,570 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 28.470.XXX/XXXX-XX 0 69,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Ap. - - 28.990.XXX/XXXX-XX 0 231,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 29.571.XXX/XXXX-XX 0 67,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.050.XXX/XXXX-XX 0 207,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.128.XXX/XXXX-XX 0 1,736,927 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 31.591.XXX/XXXX-XX 0 3,538 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.978.XXX/XXXX-XX 0 13,343 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 05.969.XXX/XXXX-XX 0 69,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Abs. - - Abs. - - 07.498.XXX/XXXX-XX 0 128,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 26.565.XXX/XXXX-XX 0 431,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.063.XXX/XXXX-XX 0 2,362,675 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 09.610.XXX/XXXX-XX 0 2,180,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 20.170.XXX/XXXX-XX 0 5,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 17.500.XXX/XXXX-XX 0 1,185,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 24.630.XXX/XXXX-XX 0 44,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 19.430.XXX/XXXX-XX 0 2,081,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 18.924.XXX/XXXX-XX 0 234,910 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.855.XXX/XXXX-XX 0 954,287 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 31.362.XXX/XXXX-XX 0 25,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.823.XXX/XXXX-XX 0 505,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 30.884.XXX/XXXX-XX 0 162,207 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 32.289.XXX/XXXX-XX 0 521 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 31.128.XXX/XXXX-XX 0 13,312,837 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 33.166.XXX/XXXX-XX 0 60,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.970.XXX/XXXX-XX 0 300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 08.788.XXX/XXXX-XX 0 137,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.908.XXX/XXXX-XX 0 67,670 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 07.191.XXX/XXXX-XX 0 919,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 18.628.XXX/XXXX-XX 0 1,564,108 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. No - - Ap. - - 08.897.XXX/XXXX-XX 0 68,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. Yes - - Ap. - - 11.423.XXX/XXXX-XX 0 42,876 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 11.228.XXX/XXXX-XX 0 465,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 10.214.XXX/XXXX-XX 0 730,615 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.410.XXX/XXXX-XX 0 192,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.998.XXX/XXXX-XX 0 70,683 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.981.XXX/XXXX-XX 0 1,082,066 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.136.XXX/XXXX-XX 0 616,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 14.628.XXX/XXXX-XX 0 723,226 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 14.819.XXX/XXXX-XX 0 1,087,989 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 17.786.XXX/XXXX-XX 0 64,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 19.822.XXX/XXXX-XX 0 2,816,497 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 20.196.XXX/XXXX-XX 0 1,500,866 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 19.754.XXX/XXXX-XX 0 3,405 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 20.763.XXX/XXXX-XX 0 39,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 18.149.XXX/XXXX-XX 0 141,846 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 17.817.XXX/XXXX-XX 0 30,585 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 20.196.XXX/XXXX-XX 0 9,256,534 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 20.270.XXX/XXXX-XX 0 5,227,834 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 21.542.XXX/XXXX-XX 0 21,407 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 22.195.XXX/XXXX-XX 0 1,020,081 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 02.231.XXX/XXXX-XX 0 8,460 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 24.367.XXX/XXXX-XX 0 575,765 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - Página 11 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 14.091.XXX/XXXX-XX 0 16,179 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 24.367.XXX/XXXX-XX 0 11,915 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 27.545.XXX/XXXX-XX 0 20,305 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 18.281.XXX/XXXX-XX 0 190,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.913.XXX/XXXX-XX 0 20,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 26.434.XXX/XXXX-XX 0 3,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 26.589.XXX/XXXX-XX 0 15,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 27.222.XXX/XXXX-XX 1,450 25,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 06.051.XXX/XXXX-XX 0 148,403 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 06.105.XXX/XXXX-XX 0 259,210 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.116.XXX/XXXX-XX 4,050 64,155 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 509,432 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 7,326,843 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 952,874 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 1,466,780 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.707.XXX/XXXX-XX 0 178,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 2,245,039 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.418.XXX/XXXX-XX 56,150 2,990,874 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.271.XXX/XXXX-XX 0 629,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 223,328 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 8,017,365 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 2,446,741 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 3,536,619 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 8,042,570 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 170,546 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 51,956,418 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 22,501,618 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 6,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 9,775 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 15,992,544 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 2,036,457 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 2,434,779 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 06.885.XXX/XXXX-XX 0 150,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 2,884,789 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 11,840,252 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.165.XXX/XXXX-XX 0 127,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.236.XXX/XXXX-XX 0 44,333 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 533,293 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 2,091,740 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 8,274,234 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 10.392.XXX/XXXX-XX 0 126,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 11.175.XXX/XXXX-XX 0 263,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 22.942.XXX/XXXX-XX 0 15,782 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 24.367.XXX/XXXX-XX 0 70,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 516,611 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 4,270,554 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.981.XXX/XXXX-XX 0 185,601 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 12.586.XXX/XXXX-XX 0 34,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 14.623.XXX/XXXX-XX 0 1,700,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 27.526.XXX/XXXX-XX 0 105,986 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 27.532.XXX/XXXX-XX 0 2,879 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 19.893.XXX/XXXX-XX 0 6,302,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 485.00X.XXX-XX 0 4 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 22.570.XXX/XXXX-XX 0 12,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.322.XXX/XXXX-XX 0 278,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 19.754.XXX/XXXX-XX 0 1,354,455 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 22.570.XXX/XXXX-XX 0 48,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.925.XXX/XXXX-XX 0 271,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 30.530.XXX/XXXX-XX 0 172,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 26.764.XXX/XXXX-XX 0 15,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - Página 12 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 14.091.XXX/XXXX-XX 0 16,179 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 24.367.XXX/XXXX-XX 0 11,915 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 27.545.XXX/XXXX-XX 0 20,305 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 18.281.XXX/XXXX-XX 0 190,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.913.XXX/XXXX-XX 0 20,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 26.434.XXX/XXXX-XX 0 3,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 26.589.XXX/XXXX-XX 0 15,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 27.222.XXX/XXXX-XX 1,450 25,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 06.051.XXX/XXXX-XX 0 148,403 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 06.105.XXX/XXXX-XX 0 259,210 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.116.XXX/XXXX-XX 4,050 64,155 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 509,432 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 7,326,843 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 952,874 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 1,466,780 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.707.XXX/XXXX-XX 0 178,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 2,245,039 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.418.XXX/XXXX-XX 56,150 2,990,874 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.271.XXX/XXXX-XX 0 629,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 223,328 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 8,017,365 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 2,446,741 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 3,536,619 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 8,042,570 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 170,546 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 51,956,418 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 22,501,618 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 6,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 9,775 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 15,992,544 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 2,036,457 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 2,434,779 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 06.885.XXX/XXXX-XX 0 150,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 2,884,789 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 11,840,252 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.165.XXX/XXXX-XX 0 127,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.236.XXX/XXXX-XX 0 44,333 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 533,293 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 2,091,740 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 8,274,234 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 10.392.XXX/XXXX-XX 0 126,050 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 11.175.XXX/XXXX-XX 0 263,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 22.942.XXX/XXXX-XX 0 15,782 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 24.367.XXX/XXXX-XX 0 70,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 516,611 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 4,270,554 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 13.981.XXX/XXXX-XX 0 185,601 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 12.586.XXX/XXXX-XX 0 34,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 14.623.XXX/XXXX-XX 0 1,700,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 27.526.XXX/XXXX-XX 0 105,986 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 27.532.XXX/XXXX-XX 0 2,879 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 19.893.XXX/XXXX-XX 0 6,302,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 485.00X.XXX-XX 0 4 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 22.570.XXX/XXXX-XX 0 12,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.322.XXX/XXXX-XX 0 278,550 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 19.754.XXX/XXXX-XX 0 1,354,455 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 22.570.XXX/XXXX-XX 0 48,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.925.XXX/XXXX-XX 0 271,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 30.530.XXX/XXXX-XX 0 172,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 26.764.XXX/XXXX-XX 0 15,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - Página 12 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 29.203.XXX/XXXX-XX 0 19,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.925.XXX/XXXX-XX 0 326,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.925.XXX/XXXX-XX 0 22,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.941.XXX/XXXX-XX 0 828,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 30.918.XXX/XXXX-XX 0 118,552 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.692.XXX/XXXX-XX 0 1,223,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.577.XXX/XXXX-XX 0 9,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.890.XXX/XXXX-XX 0 56,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.240.XXX/XXXX-XX 0 67,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.814.XXX/XXXX-XX 0 1,717 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 32.081.XXX/XXXX-XX 0 4,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.914.XXX/XXXX-XX 0 441,792 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.978.XXX/XXXX-XX 0 382,380 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 32.239.XXX/XXXX-XX 0 108,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.814.XXX/XXXX-XX 0 1,440,244 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 03.752.XXX/XXXX-XX 0 113,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.039.XXX/XXXX-XX 0 154,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.039.XXX/XXXX-XX 0 25,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.275.XXX/XXXX-XX 0 54,763 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 783,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 39,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 112,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 273,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 81,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.593.XXX/XXXX-XX 0 4,482,973 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.215.XXX/XXXX-XX 0 38 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.973.XXX/XXXX-XX 0 676,340 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.973.XXX/XXXX-XX 0 161,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.605.XXX/XXXX-XX 0 161,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.973.XXX/XXXX-XX 0 1,034,096 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 132,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 1,125,063 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 2,419,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 18.270.XXX/XXXX-XX 0 303,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.925.XXX/XXXX-XX 0 390,341 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.926.XXX/XXXX-XX 0 81,902 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 30.638.XXX/XXXX-XX 0 200,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.617.XXX/XXXX-XX 0 35,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.104.XXX/XXXX-XX 0 448,876 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.490.XXX/XXXX-XX 0 17,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 39,287 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 166.64X.XXX-XX 0 1 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 153.45X.XXX-XX 0 1 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 33.754.XXX/XXXX-XX 0 126,877,436 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 6,971,052 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Rej. - - 09.013.XXX/XXXX-XX 0 788,745 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.406.XXX/XXXX-XX 0 132,830 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.412.XXX/XXXX-XX 0 47,009 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.427.XXX/XXXX-XX 0 294,170 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.638.XXX/XXXX-XX 0 15,544 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.809.XXX/XXXX-XX 0 272,455 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 12.086.XXX/XXXX-XX 0 273,848 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.583.XXX/XXXX-XX 0 495,128 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 14.167.XXX/XXXX-XX 0 10,762 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 15.694.XXX/XXXX-XX 0 68,811 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 14.180.XXX/XXXX-XX 0 849,710 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 17.284.XXX/XXXX-XX 0 506,271 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 00.016.XXX/XXXX-XX 0 92,484 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 21.052.XXX/XXXX-XX 0 6,086,904 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 20.216.XXX/XXXX-XX 0 159,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Página 13 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 29.203.XXX/XXXX-XX 0 19,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.925.XXX/XXXX-XX 0 326,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.925.XXX/XXXX-XX 0 22,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.941.XXX/XXXX-XX 0 828,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 30.918.XXX/XXXX-XX 0 118,552 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.692.XXX/XXXX-XX 0 1,223,200 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.577.XXX/XXXX-XX 0 9,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.890.XXX/XXXX-XX 0 56,600 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.240.XXX/XXXX-XX 0 67,700 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.814.XXX/XXXX-XX 0 1,717 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 32.081.XXX/XXXX-XX 0 4,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.914.XXX/XXXX-XX 0 441,792 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.978.XXX/XXXX-XX 0 382,380 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 32.239.XXX/XXXX-XX 0 108,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.814.XXX/XXXX-XX 0 1,440,244 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 03.752.XXX/XXXX-XX 0 113,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.039.XXX/XXXX-XX 0 154,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.039.XXX/XXXX-XX 0 25,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.275.XXX/XXXX-XX 0 54,763 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 783,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 39,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 112,800 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 273,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 81,850 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.593.XXX/XXXX-XX 0 4,482,973 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.215.XXX/XXXX-XX 0 38 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.973.XXX/XXXX-XX 0 676,340 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.973.XXX/XXXX-XX 0 161,000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 09.605.XXX/XXXX-XX 0 161,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 08.973.XXX/XXXX-XX 0 1,034,096 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 132,450 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.539.XXX/XXXX-XX 0 1,125,063 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 2,419,900 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 18.270.XXX/XXXX-XX 0 303,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.925.XXX/XXXX-XX 0 390,341 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 29.926.XXX/XXXX-XX 0 81,902 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 30.638.XXX/XXXX-XX 0 200,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 31.617.XXX/XXXX-XX 0 35,500 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.104.XXX/XXXX-XX 0 448,876 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 07.490.XXX/XXXX-XX 0 17,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 39,287 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 166.64X.XXX-XX 0 1 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 153.45X.XXX-XX 0 1 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 33.754.XXX/XXXX-XX 0 126,877,436 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Ap. - - 97.540.XXX/XXXX-XX 0 6,971,052 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Rej. - - 09.013.XXX/XXXX-XX 0 788,745 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.406.XXX/XXXX-XX 0 132,830 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.412.XXX/XXXX-XX 0 47,009 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.427.XXX/XXXX-XX 0 294,170 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.638.XXX/XXXX-XX 0 15,544 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.809.XXX/XXXX-XX 0 272,455 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 12.086.XXX/XXXX-XX 0 273,848 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 10.583.XXX/XXXX-XX 0 495,128 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 14.167.XXX/XXXX-XX 0 10,762 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 15.694.XXX/XXXX-XX 0 68,811 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 14.180.XXX/XXXX-XX 0 849,710 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 17.284.XXX/XXXX-XX 0 506,271 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 00.016.XXX/XXXX-XX 0 92,484 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 21.052.XXX/XXXX-XX 0 6,086,904 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 20.216.XXX/XXXX-XX 0 159,650 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Página 13 de 15

Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 01.691.XXX/XXXX-XX 0 116,708 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 02.863.XXX/XXXX-XX 0 2,780,282 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 12.420.XXX/XXXX-XX 0 51,075 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 02.934.XXX/XXXX-XX 0 7,234 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 21.347.XXX/XXXX-XX 0 28,204 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 03.473.XXX/XXXX-XX 0 43,790 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.088.XXX/XXXX-XX 0 63,183 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 00.463.XXX/XXXX-XX 0 46,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.609.XXX/XXXX-XX 0 4,667 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 05.589.XXX/XXXX-XX 0 126,486 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 05.589.XXX/XXXX-XX 0 176,054 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 05.589.XXX/XXXX-XX 0 1,511,387 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 07.733.XXX/XXXX-XX 0 293,904 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 09.323.XXX/XXXX-XX 0 43,740 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.757.XXX/XXXX-XX 0 88,776 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 71.739.XXX/XXXX-XX 0 45,436 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 07.187.XXX/XXXX-XX 0 15,710 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.674.XXX/XXXX-XX 0 50,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 09.323.XXX/XXXX-XX 0 956,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 06.916.XXX/XXXX-XX 0 4,873,389 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 07.187.XXX/XXXX-XX 0 584,829 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 07.667.XXX/XXXX-XX 0 14,455 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 12.107.XXX/XXXX-XX 0 35,449 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 21.347.XXX/XXXX-XX 0 16,233 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 33.055.XXX/XXXX-XX 0 1,056,840 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.931.XXX/XXXX-XX 0 16,022 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 14.167.XXX/XXXX-XX 0 271,016 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 17.488.XXX/XXXX-XX 0 30,146 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 01.680.XXX/XXXX-XX 0 58,782 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 24.752.XXX/XXXX-XX 0 6,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 01.496.XXX/XXXX-XX 0 382,991 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 24.752.XXX/XXXX-XX 0 1,722,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 30.447.XXX/XXXX-XX 0 264,660 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 32.203.XXX/XXXX-XX 0 9,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.823.XXX/XXXX-XX 1,000 12,790 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 09.564.XXX/XXXX-XX 0 657,016 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 21.287.XXX/XXXX-XX 0 94,135 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 09.241.XXX/XXXX-XX 0 250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 96.498.XXX/XXXX-XX 0 95,041 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 03.394.XXX/XXXX-XX 0 420,947 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 03.660.XXX/XXXX-XX 0 1,388,607 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.013.XXX/XXXX-XX 0 4,402 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 42.469.XXX/XXXX-XX 0 135,039 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.609.XXX/XXXX-XX 0 997 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 51.990.XXX/XXXX-XX 0 2,684,042 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 05.303.XXX/XXXX-XX 0 143,006 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.823.XXX/XXXX-XX 0 37,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.229.XXX/XXXX-XX 0 2,135 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Description: Ordinary Agenda 1) Take cognizance of the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit Committee Report, and examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2018. 2) Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders’ Meeting Manual available at: https://www.itau.com.br/relacoes-com-investidores/listgroup.aspx?idCanal=Sqjrl1eBRjH/MQgu2IlC3Q==&linguagem=en 3) Fix the number of members who will comprise the Board of Directors in eleven (11) as proposed by the controlling shareholders. 4) Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976? 5) Election of the Board of Directors by candidate - Total members to be elected: 11 - Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election). 5.1) Alfredo Egydio Setubal 5.2) Ana Lúcia de Mattos Barretto Villela 5.3) Fábio Colletti Barbosa (Independent member) 5.4) Gustavo Jorge Laboissière Loyola (Independent member) Página 14 de 15Balance of Balance Deliberations CPF/CNPJ Common Preferred 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 8 9 10 11 12.1 12.2 13 14 15 Shares Shares 01.691.XXX/XXXX-XX 0 116,708 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 02.863.XXX/XXXX-XX 0 2,780,282 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 12.420.XXX/XXXX-XX 0 51,075 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 02.934.XXX/XXXX-XX 0 7,234 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 21.347.XXX/XXXX-XX 0 28,204 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 03.473.XXX/XXXX-XX 0 43,790 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.088.XXX/XXXX-XX 0 63,183 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 00.463.XXX/XXXX-XX 0 46,750 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.609.XXX/XXXX-XX 0 4,667 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 05.589.XXX/XXXX-XX 0 126,486 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 05.589.XXX/XXXX-XX 0 176,054 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 05.589.XXX/XXXX-XX 0 1,511,387 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 07.733.XXX/XXXX-XX 0 293,904 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 09.323.XXX/XXXX-XX 0 43,740 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.757.XXX/XXXX-XX 0 88,776 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 71.739.XXX/XXXX-XX 0 45,436 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 07.187.XXX/XXXX-XX 0 15,710 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.674.XXX/XXXX-XX 0 50,350 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 09.323.XXX/XXXX-XX 0 956,300 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 06.916.XXX/XXXX-XX 0 4,873,389 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 07.187.XXX/XXXX-XX 0 584,829 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 07.667.XXX/XXXX-XX 0 14,455 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 12.107.XXX/XXXX-XX 0 35,449 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 21.347.XXX/XXXX-XX 0 16,233 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 33.055.XXX/XXXX-XX 0 1,056,840 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.931.XXX/XXXX-XX 0 16,022 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 14.167.XXX/XXXX-XX 0 271,016 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 17.488.XXX/XXXX-XX 0 30,146 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 01.680.XXX/XXXX-XX 0 58,782 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 24.752.XXX/XXXX-XX 0 6,100 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 01.496.XXX/XXXX-XX 0 382,991 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 24.752.XXX/XXXX-XX 0 1,722,250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 30.447.XXX/XXXX-XX 0 264,660 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 32.203.XXX/XXXX-XX 0 9,400 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.823.XXX/XXXX-XX 1,000 12,790 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 09.564.XXX/XXXX-XX 0 657,016 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 21.287.XXX/XXXX-XX 0 94,135 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 09.241.XXX/XXXX-XX 0 250 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 96.498.XXX/XXXX-XX 0 95,041 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 03.394.XXX/XXXX-XX 0 420,947 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 03.660.XXX/XXXX-XX 0 1,388,607 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.013.XXX/XXXX-XX 0 4,402 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 42.469.XXX/XXXX-XX 0 135,039 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.609.XXX/XXXX-XX 0 997 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 51.990.XXX/XXXX-XX 0 2,684,042 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 05.303.XXX/XXXX-XX 0 143,006 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 08.823.XXX/XXXX-XX 0 37,950 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - 04.229.XXX/XXXX-XX 0 2,135 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Abs. - - Description: Ordinary Agenda 1) Take cognizance of the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit Committee Report, and examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2018. 2) Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders’ Meeting Manual available at: https://www.itau.com.br/relacoes-com-investidores/listgroup.aspx?idCanal=Sqjrl1eBRjH/MQgu2IlC3Q==&linguagem=en 3) Fix the number of members who will comprise the Board of Directors in eleven (11) as proposed by the controlling shareholders. 4) Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976? 5) Election of the Board of Directors by candidate - Total members to be elected: 11 - Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election). 5.1) Alfredo Egydio Setubal 5.2) Ana Lúcia de Mattos Barretto Villela 5.3) Fábio Colletti Barbosa (Independent member) 5.4) Gustavo Jorge Laboissière Loyola (Independent member) Página 14 de 15

5.5) João Moreira Salles 5.6) José Galló (Independent member) 5.7) Marco Ambrogio Crespi Bonomi (Independent member) 5.8) Pedro Luiz Bodin de Moraes (Independent member) 5.9) Pedro Moreira Salles 5.10) Ricardo Villela Marino 5.11) Roberto Egydio Setubal 6) If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates? 7) View of all candidates for the assignment of the % (percentage) of votes to be attributed. 7.1) Alfredo Egydio Setubal 7.2) Ana Lúcia de Mattos Barretto Villela 7.3) Fábio Colletti Barbosa (Independent member) 7.4) Gustavo Jorge Laboissière Loyola (Independent member) 7.5) João Moreira Salles 7.6) José Galló (Independent member) 7.7) Marco Ambrogio Crespi Bonomi (Independent member) 7.8) Pedro Luiz Bodin de Moraes (Independent member) 7.9) Pedro Moreira Salles 7.10) Ricardo Villela Marino 7.11) Roberto Egydio Setubal 8) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (*) 9) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) 10) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (*) 11) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) 12) Election of the Fiscal Council by candidate - Total members to be elected: 2 - Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election). 12.1) Alkimar Ribeiro Moura (effective) / João Costa (substitute) 12.2) José Caruso Cruz Henriques (effective) / Reinaldo Guerreiro (substitute) 13) Separate election of the Fiscal Council - Preferred shares - Nomination of candidates to the Fiscal Council by stockholders holding preferred shares without voting or restricted voting rights - Eduardo Azevedo do Valle (effective) / Debora Santille (substitute). 14) Resolve on the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors in the total amount of R$380,000,000.00. 15) Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council. (*) This refers to the total equity investments, without considering the uninterrupted percentage during the period of three months, at least, immediately prior to the General Stockholders’ Meeting provided for in paragraph 6 of Article 141 of Law No. 6,404/76. Subtitle: Ap. = Approved Rej. = Reject Abs. = Abstain São Paulo-SP, April 30, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Página 15 de 155.5) João Moreira Salles 5.6) José Galló (Independent member) 5.7) Marco Ambrogio Crespi Bonomi (Independent member) 5.8) Pedro Luiz Bodin de Moraes (Independent member) 5.9) Pedro Moreira Salles 5.10) Ricardo Villela Marino 5.11) Roberto Egydio Setubal 6) If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates? 7) View of all candidates for the assignment of the % (percentage) of votes to be attributed. 7.1) Alfredo Egydio Setubal 7.2) Ana Lúcia de Mattos Barretto Villela 7.3) Fábio Colletti Barbosa (Independent member) 7.4) Gustavo Jorge Laboissière Loyola (Independent member) 7.5) João Moreira Salles 7.6) José Galló (Independent member) 7.7) Marco Ambrogio Crespi Bonomi (Independent member) 7.8) Pedro Luiz Bodin de Moraes (Independent member) 7.9) Pedro Moreira Salles 7.10) Ricardo Villela Marino 7.11) Roberto Egydio Setubal 8) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (*) 9) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) 10) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (*) 11) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) 12) Election of the Fiscal Council by candidate - Total members to be elected: 2 - Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election). 12.1) Alkimar Ribeiro Moura (effective) / João Costa (substitute) 12.2) José Caruso Cruz Henriques (effective) / Reinaldo Guerreiro (substitute) 13) Separate election of the Fiscal Council - Preferred shares - Nomination of candidates to the Fiscal Council by stockholders holding preferred shares without voting or restricted voting rights - Eduardo Azevedo do Valle (effective) / Debora Santille (substitute). 14) Resolve on the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors in the total amount of R$380,000,000.00. 15) Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council. (*) This refers to the total equity investments, without considering the uninterrupted percentage during the period of three months, at least, immediately prior to the General Stockholders’ Meeting provided for in paragraph 6 of Article 141 of Law No. 6,404/76. Subtitle: Ap. = Approved Rej. = Reject Abs. = Abstain São Paulo-SP, April 30, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Página 15 de 15